EXHIBIT 99.1

ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX Divests Non-Core Business to Focus on Synthetic Graphite

Chattanooga, TN (USA), 1 May 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, today announced that it has finalized and closed the previously announced sale of its NOVONIX Battery Technology Solutions Inc. (“BTS”) business in Nova Scotia, Canada, to its former Chief Executive Officer, Dr. Chris Burns (“Buyer”).

“The divestiture of the BTS division reflects our disciplined strategy of building a vertically integrated synthetic graphite supply chain in North America,” said Mike O’Kronley, CEO of NOVONIX. “By divesting non-core business segments, we are directing our management attention and capital toward advancing domestic supply of this critical mineral and supporting the growth of the North American battery industry.”

Founded in 2013 by Dr. Chris Burns and acquired by NOVONIX in 2017, BTS will now operate as two independent companies: Avrion Battery Labs Inc., which will provide advanced battery testing systems and specialized R&D services, and Dryve Battery Materials Inc., which will continue efforts to commercialize the patented pCAM-free dry synthesis platform for lithium-ion cathode materials.

Key Deal Terms:

•
Share equity sale of the BTS business including all associated liabilities and assets
•
Transaction price of US $1.00
•
NOVONIX to receive a 15% equity stake in the cathode business, which will operate under Dryve Battery Materials Inc.
•
Cash balance at BTS as of Close is to be US$2M, subject to agreed adjustments
•
NOVONIX will provide certain transition services and will grant Buyer a trademark license through 31 December 2026

The transaction has now been successfully completed following the execution of definitive agreements and satisfaction of all closing conditions.

This announcement has been authorized for release by NOVONIX Chairman,
Mr. Ron Edmonds.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

ASX ANNOUNCEMENT (ASX: NVX)

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Dryve Battery Materials Inc.
media@dryvematerials.com

Avrion Battery Labs
media@avrionlabs.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the anticipated benefit or impact of the BTS transaction, the advancement of the domestic supply of synthetic graphite, the growth of the North American battery industry, the future commercialization of cathode technology, and efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

ASX ANNOUNCEMENT (ASX: NVX)

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com